Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2004

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated February 11, 2004
2.	Notice to shareholders – Distribution of Dividends

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.
(NYSE: UGP/ BOVESPA:UGPA4)

FOURTH QUARTER 2003 INFORMATION AND RESULTS
(São Paulo, Brazil, February 11 2004)

     18% REVENUE GROWTH IN 4Q03 COMPARED WITH 4Q02
2% INCREASE IN EBITDA IN 2003 COMPARED WITH 2002
11% GROWTH IN NET INCOME IN 2003 COMPARED WITH 2002

Despite the unfavorable environment during 2003, characterized by the low level of economic activity in Brazil, Ultrapar succeeded in achieving improvements in all its principal performance indicators. The improvements in economic indicators in of recent months, such as reductions in interest rates, inflation and the Brazil country risk premium, pave the way for a possible resumption of economic growth in 2004. In addition, Ultrapar’s 2004 results should also be favorably impacted by the acquisitions made during 2003.

Ultrapar Participações S.A. UGPA4 = R$ 37.29 / 1,000 shares UGP = US$ 12.73 / ADR (12/30/03)

4th Quarter 2003 - Overview

Ultrapar, a company engaged in LPG distribution (Ultragaz), production of chemicals and petrochemicals (Oxiteno) and logistics of oil and chemical products (Ultracargo), reported the following results for the fourth quarter 2003:

Financial Performance Ultrapar Consolidated (1)	4Q03	4Q02	3Q03	Δ(%) 4Q03x4Q02	Δ(%) 4Q03x3Q03	2003	2002	Δ(%) 2003x2002

Net sales	1,070	908	1,063	18%	1%	4,000	2,995	34%
Gross profit	203	229	220	(11%)	(8%)	804	747	8%
Operating profit	72	108	105	(33%)	(31%)	352	366	(4%)
EBITDA	114	140	144	(19%)	(21%)	498	487	2%
Net income	59	82	76	(28%)	(22%)	246	222	11%
Earnings per 1000 shares (2)	0.85	1.18	1.09	(28%)	(22%)	3.54	3.62	(2%)

In R$ million (except EPS)

(1)Ultrapar underwent a corporate restructuring during 2002. While the restructuring was completed in December of that year, it was based on June 30, 2002 financial statements. For the purpose of the explanations hereof, we have used pro-forma statements which re-states 3Q02 and 4Q02 minority interest and net income to incorporate the effects of the restructuring
(2) Based on the weighted average of the number of shares outstanding through the year

Sales Volume - Ultragaz	4Q03	4Q02	3Q03	Δ(%) 4Q03x4Q02	Δ(%) 4Q03x3Q03	2003	2002	Δ(%) 2003x2002

(Thousand tons)
Total	383.5	327.2	378.3	17%	1%	1,362.1	1,302.7	5%
Bottled	260.6	208.9	252.7	25%	3%	891.4	798.4	12%
Bulk	122.9	118.3	125.6	4%	(2%)	470.7	504.3	(7%)

Sales Volume - Oxiteno	4Q03	4Q02	3Q03	Δ(%) 4Q03x4Q02	Δ(%) 4Q03x3Q03	2003	2002	Δ(%) 2003x2002

(Thousand tons)
Total	121.9	118.8	123.8	3%	(2%)	474.2	433.5	9%
Domestic	75.5	66.1	76.0	14%	(1%)	283.0	263.7	7%
Exports	45.4	52.7	47.8	(14%)	(5%)	190.2	169.8	12%
Canamex	1.0	-	-	-	-	1.0	-	-

Sales Volume - Ultracargo	4Q03	4Q02	3Q03	Δ(%) 4Q03x4Q02	Δ(%) 4Q03x3Q03	2003	2002	Δ(%) 2003x2002

Storage utilization (000 m3)	196.6	182.6	202.7	8%	(3%)	197.6	183.7	8%
Total Kilometrage (million)	12.2	12.7	12.9	(4%)	(5%)	49.5	39.2	26%

Highlights
  Issuance of Eurobond – In January 2004, taking the opportunity offered by the confidence of the financial community in the prospect of the Brazilian economy and the increase in capital inflows, Ultrapar raised US$60 million in Eurobonds, in the name of its subsidiary LPG International Inc., with the objective of reducing its cost of debt. Carrying a coupon of 3.5%p.a. and maturity in June 2005, the bonds were issued at 99.8326% of par value, resulting in an annual return for the investor of 3.625%p.a. The funds raised were used in the restructuring of a US$ 60 million syndicated loan raised in 2002 that had interest of 7.15%pª.

  Payment of Dividends - On February 11 2004, the Board of Directors voted to pay dividends on 2003 profits equivalent to R$ 0.599754 per thousand preferred shares and R$ 0.545231 per thousand common shares, payable on March, 03 2004.
Ultrapar and the macroeconomic environment

Financial markets in 4Q03 reflected the confidence of the investing community in the government’s orthodox macroeconomic policies and its optimism as regards the ability of the successive interest rate reductions to generate a recovery in the economy. Such confidence and optimism swelled the inflow of international capital, the maintenance of a strengthened Real and brought the country risk premium down below 500 bps. The real economy, after stagnating for much of the year, started to show in August the first signs of recovery. Since the beginning of the recovering, the Brazilian industrial’s production (adjusted for seasonal effects) showed a accumulate growth of 5.5% . Nevertheless, the result for 2003 as a whole is expected to be practically flat. Additionally, the recovery in manufacturing has not yet been accompanied by an improvement in real income, influencing negatively LPG consumption in Brazil.

Ultragaz faced intense competition in the forth quarter, typical for that time of the year when sales volume are seasonally lower, but aggravated by the second consecutive year of declining Brazilian retraction. The result was that EBITDA dipped below that of 3Q03, although remaining 7% higher than that of 4Q02. The drop in consumption, due to (i) the declining of real income, (ii) the adjustment in LPG prices charged in the Brazilian market to those practiced in the international market and (iii) the penetration of natural gas in the market for large industrial consumers; caused the Brazilian LPG market to began a reorganization process, materialized with Ultragaz’s acquisition of Shell’s Brazilian LPG distribution operations in August 2003. We believe that the reshuffling of the market it is not finish yet.

Oxiteno, which also faced a seasonal reduction in volume in the fourth quarter retraction in sales, managed to report results in line with those of 3Q03, as a consequence of a better sales mix. On the other hand, when comparing with the 4Q02, Oxiteno’s EBITDA eased by 34% retraction. The comparison with 4Q02 EBITDA is strongly affected by the effect of the Real valorization on Oxiteno’s results.

Ultracargo reported 4Q03 EBITDA totaling R$ 9.1 million, R$ 1.7 million below that of 3Q03, mainly due to lower demand for road transport. Compared with 4Q02, EBITDA growth was 31%, as the result of capacity increases undertaken throughout the year. Two new storage terminals are due to become operational in March 2004: the Liquid Fuel Terminal in Montes Claros and the Intermodal Terminal in Tatuí, which will add 4,400 m3 and 2,500 m3 of storage capacity, respectively.

Ultrapar reported EBITDA for full year 2003 of R$ 498.5 million and net income of R$ 246.4 million, with an increase in 2% and 11% respectively, in comparison with 2002.

Operating Performance

Ultragaz. The overall volume of LPG sold on the Brazilian market during 4Q03 was 4.6% lower than that of 4Q02. Ultragaz achieved 17% growth over 4Q02, chiefly as the result of its acquisition of Shell’s LPG distribution operations in Brazil. Excluding the sales volume that came with the purchase of Shell Gás, Ultragaz suffered a 3.7% decline in 4Q03 sales volume. For the full year 2003, Ultragaz’s sales volume amounted to approximately 1.4 million tons, a 4.6% increase over 2002.

Sales Volume – Ultragaz (in thousand tons)

Sales volume in the bottled segment, served mainly by 13 Kg cylinders, increased by 25%, or 52 thousand tons, over 4Q02 sales volume. The sales growth came entirely from the incorporation of the sales volume of Shell Gás. In the bulk segment, comprised mostly of commercial and industrial clients, 4Q03 sales volume increased by 4%, or 5 thousand tons. The incorporation of 16.8 thousand tons sold to the bulk segment with the acquisition of Shell Gás reduced the effect of higher natural gas penetration with industrial customers.

Oxiteno. Oxiteno is the only producer of Ethylene Oxide and its main sub-products in the Southern Cone, as well as a large producer of specialty chemicals. Oxiteno’s products are used in many industrial sectors, such as PET packaging, polyester, textiles, paints, cosmetics and detergents.

Oxiteno reported 4Q03 sales volume of 121.9 thousand tons, a 3% improvement over 4Q02. Domestic sales amounted to 75.5 thousand tons, 14% above those of fourth quarter 2002. This was attributable principally to (i) greater penetration in the agrochemical segment; (ii) the acquisition of new clients, inclusive through import substitution; and (iii) an increased market share in the paint and varnish segment, with the development of new products. Exports for the quarter totaled 45.4 thousand tons, 14% below fourth quarter 2002, since Oxiteno maintained its strategy to give priority to the domestic market. Within exports, Oxiteno also privileged exports to Mercosul, where margins are higher.

For the full year 2003, Oxiteno’s sales volume was 474.2 thousand tons, 9% more than in 2002. This growth was mainly concentrated in the first half of the year, given that there were restrictions in ethylene supply in the first half of 2002, due to a shutdown for maintenance at Braskem, one of Oxiteno’s suppliers of ethylene.

Sales Volume – Oxiteno (in thousand tons)

(*) Includes Canamex sales volume of December 2003

Ultracargo. Ultracargo is the leader in logistics for oil and chemical products in Brazil. The company offers transportation services using its own and third-party fleets, and storage services through warehousing facilities at port terminals and rail junctions. Transportation services include integrated multi-modal transportation, as well as receiving and dispatching customers’ goods. The company also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering.

Ultracargo’s average volume stored increased by 8% in a 4Q on 4Q comparison due to the 20 thousand cubic meter capacity expansion of its Aratú terminal in June. Kilometrage covered by the transport segment declined by 4%. Kilometrage covered for the full year 2003 increased by 26% and effective storage capacity by 8%.

Economic and Financial Performance

Net Sales – Ultrapar’s consolidated fourth quarter 2003 sales amounted to R$1.1 billion, or 18% higher than the fourth quarter 2002. In 2003, Ultrapar’s sales was R$4.0 billion, 34% higher than in 2002.

Net Sales (in R$ Million)

Ultragaz – Ultragaz posted 4Q03 net sales of R$ 719.1 million, an 30% improvement over 4Q02, caused by the increased volume and the higher cost of LPG in fourth quarter 2002. In 2003, Ultragaz’s net sales were R$ 2,622.6 million, 35% higher than in 2002.

Oxiteno – Net sales in the 4Q03 were R$ 313.9 million, 3% lower than in 4Q02, mainly as a result of the effect of the 21% YoY appreciation of the Real on the prices in Reais. This effect was partially mitigated by (i) higher sales volumes; (ii) a better sales mix; and (iii) the recovery in commodities petrochemical prices in the international market. Canamex’ net sales, included only from December 2003, were R$ 4.2 million. Oxiteno’s full year 2003 net sales totaled R$ 1,237.8 million, 29% higher than in 2002.

Ultracargo – Net 4Q03 sales were R$ 46.0 million, 18% higher than in 4Q02, principally as the result of higher storage volumes and contratual reviews of prices. In 2003, Ultracargo’s net sales were R$ 177.1 million, 35% higher than in 2002.

Cost of Goods Sold – Ultrapar’s 4Q03 cost of goods sold amounted to R$ 866.6 million, a 28% growth over the R$678.3 million of 4Q02. In 2003, the cost of goods sold increased R$ 949.3 million, or 42% over 2002, to R$ 3,196.4 million.

Ultragaz – The 4Q03 cost of sales at Ultragaz was R$ 629.6 million, compared with R$470.2 million in 4Q02. This increase was caused mainly by higher sales volume and the 15% adjustment in LPG prices charged to distributors by Petrobras during this period.

Oxiteno – Oxiteno’s 4Q03 cost of goods sold was R$ 216.5 million, versus R$192.5 million in 4Q02. The increase in costs is attributed to: (i) increased sales volume, (ii) an increase in sales of specialty chemicals, which have a higher unit cost, in spite of better margins, (iii) higher payroll costs resulting from collective wage agreements celebrated in 4Q03 and (iv) the R$ 3.4 million production costs at Canamex.

Ultracargo – Ultracargo’s 4Q03 cost of services rendered amounted to R$ 29.7 million, a 17% increase over 4Q02. Costs in the storage segment increased by 14% YoY, largely due to the increased volume of operations and a rise in the price of the nitrogen used to clean the tanks. The costs of the transportation segment were 19% higher than in 4Q02, owing to (i) higher third party freight costs, (ii) an increase of between 11% and 18% in the unit cost of fuel, tires and spare parts and (iii) higher depreciation.

Selling, General and Administrative (SG&A) Expenses – Ultrapar had 4Q03 operating expenses of R$ 135.1 million, versus R$ 118,8 million in 4Q02. In 2003, SG&A expenses came to R$ 458.9 million, a 20% increase over 2002.

Ultragaz – SG&A expenses at Ultragaz were R$ 76.9 million in the quarter, R$ 11.2 million higher than in 4Q02. The increase can be attributed to a R$ 9.2 million increase in depreciation expenses, an increase in payroll expenses as the result of the September 2003 collective wage agreement and of the increase in headcount with the acquisition of Shell Gás. In 2003, Ultragaz’s operating expenses came to R$ 254.1 million.

Oxiteno – SG&A expenses for 4Q03 amounted to R$ 48.2 million, R$ 1.2 million higher than in 4Q02. Sales expenses rose by R$ 3.2 million (17%), mainly due to higher freight costs. General and administrative expenses declined by R$ 2.9 million (10%) YoY, due to the consultancy and legal fees paid in 4Q02 in connection with the corporate restructuring. Oxiteno’s SG&A expenses for the full year were R$ 171.2 million.

Ultracargo – SG&A expenses at Ultracargo were R$ 11.5 million in the quarter, R$ 1.3 million higher than in 4Q02, mainly due to higher administrative costs, a consequence of collective wage agreements celebrated in 2003. In 2003, SG&A expenses totaled R$ 39.4 million.

EBITDA – Ultrapar’s consolidated 4Q03 operating cash generation (EBITDA) was R$ 113.9 million, R$ 26.0 million lower than the R$ 139.9 million EBITDA of 4Q02. In 2003, EBITDA was R$ 498.5 million, 2% higher than in 2002.

Ultragaz – EBITDA at Ultragaz amounted to R$ 41.7 million, 7% higher than 4Q02. In 2003, EBITDA totaled R$ 208.2 million, showing a retraction of 5% over 2002.

Oxiteno – EBITDA at Oxiteno amounted to R$ 60.8 million, R$ 31.9 million softer than 4Q02. The comparison between quarters should be analyzed in the context of the effects of the exchange rate on Oxiteno’s results, since in the 4Q03 the average dollar was R$ 2.90 compared with R$ 3.67 in the 4Q02. Oxiteno’s EBITDA for the year was R$ 243.2 million, a 5% increase over 2002.

Ultracargo – Ultracargo reported EBITDA of R$ 9.1 million, 30% higher than in 4Q02. EBITDA for the year totaled R$ 40.0 million, versus R$ 29.3 million for 2002.

EBITDA (R$MM)

Net financial income/expense – Ultrapar reported a 4Q03 net financial expense of R$ 13.7 million, against net financial expenses of R$ 7.2 million in 4Q02. This quarter’s net financial result was negatively impacted by a lower average balance of cash investments, chiefly because of the R$ 170.6 million disbursed for the acquisition of Shell Gás in August 2003, and by the declining trend in interest rates earned on fixed income investments (CDI – overnight interbank rate).

At the end of the quarter, Ultrapar’s net debt totaled R$ 78.1 million, with a dollar exposure of R$ 21.2 million and a dollar exposure of R$ 31.1 million related to the investment in Canamex, which is in dollar. A breakdown of Ultrapar’s debt, with details on costs and maturities, can be found on the last page of this report.

Net Income – Ultrapar’s net income for the fourth quarter 2003 was R$ 59.0 million. In 2003, ultrapar’s net income was R$ 246.4 million, a 11% increase over 2002.

Investments – Investments totaled R$ 59.7 million in the 4Q03, allocated as follows:

  At Ultragaz, primarily on the expansion of the bulk segment (UltraSystem), maintenance of equipment and rebuilding the stock of gas cylinders

  At Oxiteno, primarily on new product development, security, installing the ERP management system and an increase in production capacity

  At Ultracargo, on the construction of the Santos Intermodal Terminal, the Montes Claros Terminal and expansion of the truck fleet

CAPEX 4Q03	R$ MM	% of Total

Ultragaz	25.3	36%
Oxiteno	15.2	28%
Ultracargo	19.2	36%
Ultrapar	59.7	100%

Ultrapar in the capital markets

Ultrapar’s share price soared by 50% in 2003. Average daily trading volume, considering the trading on both the São Paulo and the New York stock exchanges, increased to R$ 1,586 thousand, 29% above the average R$ 1,233 thousand of 2002.

Share Buy-back – During 4Q03 Ultrapar repurchased 10,700,000 of its own shares.

Outlook

The recent improvement in the Brazilian macroeconomic environment, with declines in interest rates, inflation and the country risk premium, holds out the possibility of a recovery in the economy. On top of this, Ultrapar’s 2004 results are expected to benefit from the acquisitions made in 2003. Ultragaz should benefit from the integration of the operations of the recently acquired Shell Gás and from a new level of scale of distribution. Oxiteno, which has hitherto been basing its growth on the development of new products and new markets, will now be able to employ its expertise and experience of the sector to leverage Canamex’ growth. Ultracargo will continue to benefit from the growth opportunities offered by the expansion of international trade in petrochemicals, vegetable oils and alcohol. The highlight of 2004 will be its new liquids terminal in the port of Santos, scheduled to commence operations at the end of the year and expected to enhance the company’s results in 2005. In summary, we shall continue our efforts to improve the profitability of our existing operations and, confident of our competencies, to pursue new opportunities

Forthcoming Events

Conference Call with analysts:

On February 12, 2004, Ultrapar will host a conference call with investment analysts to discuss the company’s fourth quarter 2003 performance and the perspectives for 2004.

Conference Call in English: 13:00 hours (Brasília time) / 10:00 a.m. (NY time)
Dial-in to pre-register:
Calling from Brazil: 11 4613-0512
Calling from abroad: 55 11 4613-0513
Website: www.ccall.com.br/thomson (English Version)
Participant password: 744 + Personal Identification Number (PIN)
Connecting Telephones:
 Calling from Brazil: 11 4613-0500
Calling from the US: 1-786-924-8430 or 1-888-340-8477 (toll free)
Please have your password and registration number at hand

Conference Call in Portuguese: 12:00 a.m. (Brasília time)
Dial-in for pre-registering: 55 11 4613-0512
Website for pre-registering: www.ccall.com.br/thomson
Password for participants: 381 + registration number to be provided upon pre-registration
Please call 5 minutes prior to the conference call time on 55 11 4613-0500 with your password and registration number at hand.

Following the conference calls, replays will be made available until 02/23/04 at the following numbers:

Conference Call in English
Calling from Brazil: 11 4613-0502 (password 744)
Calling from the US: 1-703-788-1236 or 1-866-812-0442 (password 744)

Conference Call in Portuguese:
Telephone: 55 11 4613-0501 (password 381)

Operational and Financial Summary

Financial Focus	4Q03	4Q02	3Q03	2003	2002

Ultrapar EBITDA Margin	11%	15%	14%	12%	16%
Ultrapar Net Income Margin	6%	9%	7%	6%	7%

Productivity	4Q03	4Q02	3Q03	2003	2002

EBITDA R$/ton Ultragaz	109	119	182	153	169
EBITDA R$/ton Oxiteno	500	780	503	513	537

Human Resources Focus	4Q03	4Q02	3Q03	2003	2002

Employees - Ultrapar	6,459	5,876	6,317	6,459	5,876
Employees - Ultragaz	4,375	4,032	4,429	4,375	4,032
Employees - Oxiteno	1,078	912	919	1,078	912
Employees - Ultracargo	815	743	782	815	743

Capital Market Focus	4Q03	4Q02	3Q03	2003	2002

Total Shares (million)	69,691	69,691	69,691	69,691	69,691
Market Value – R$ million	2,671	1,735	2,112	2,671	1,735

BOVESPA
Average Daily Volume – thousand shares	66,094	37,709	26,077	39,242	40,360
Average Daily Volume – R$ 000	2,173	862	729	1,114	860
Average Price of the period – R$ / 000 shares	32.9	22.87	27.97	28.40	21.31

Nyse
Total ADRs[1] at NYSE (000 ADRs)	4,823	4,112	4,388	4,823	4,112
Average Daily Volume	28,139	10,855	11,348	16,739	17,582
Average Daily Volume – US$ 000	322,215	70,210	105,999	160,295	136,822
Average price in the period (US$)	11.45	6.47	9.34	9.58	7.78

Total[2]
Average Daily Volume – thousand shares	94,233	48,564	37,426	55,651	57,942
Average Daily Volume – R$000	3,109	1,124	1,044	1,586	1,233

[1] 1 ADR = 1.000 preferred shares [2] Total = BOVESPA + NYSE

All financial information has been prepared in accordance with Brazilian corporate law accounting. All figures are given in Brazilian Reais, except on page 18 where they were converted into U.S. dollars, based on the average commercial exchange rate for the corresponding periods.

This document may contain forecasts as to future events. Such forecasts reflect merely expectations on the part of the Company’s management. Words such as “believe”, “expect”, “plan”, “strategy”, “prospect”, “forecast”, “estimate”, “project”, “anticipate”, “can” and other words with a similar meaning, are to be understood as preliminary declarations as to future expectations and projections. Such declarations are subject to risks and uncertainties forecasted or otherwise by the Company and may make the effective results significantly different from those that have been projected. For this reason, the reader should not base his/her decisions solely on these estimates.

For further information please contact: Investor Relations Department Ultrapar Participações S.A (55 11) 3177-6695 invest@ultra.com.br www.ultra.com.br

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2003	2002	2003

ASSETS
Cash and cash equivalents	554.1	637.9	575.5
Trade accounts receivable	322.3	278.0	314.0
Inventories	137.7	106.3	135.0
Other	150.6	164.7	143.6

Total Current Assets	1,164.7	1,186.9	1,168.1

Investments	33.1	33.0	33.9
Property, plant and equipment	968.6	779.5	917.3
Deferred charges	102.7	81.1	116.0
Other long term assets	83.2	47.4	74.8

Total Long Term Assets	1,187.6	941.0	1,142.0

TOTAL ASSETS	2,352.3	2,127.9	2,310.1

LIABILITIES
Loans and financing	325.9	219.8	337.6
Suppliers	90.3	104.4	62.0
Salaries and payroll charges	74.7	64.4	69.0
Taxes	19.3	11.9	16.9
Other accounts payable	66.9	67.7	20.9

Total Current Liabilities	577.1	468.2	506.4

Loans and financing	306.3	363.7	346.6
Income and social contribution taxes	28.7	34.8	30.4
Other long term liabilities	51.3	39.2	49.0

Total Long Term Liabilities	386.3	437.7	426.0

TOTAL LIABILITIES	963.4	905.9	932.4

STOCKHOLDERS' EQUITY
Capital	664.0	664.0	664.0
Revalution reserves	17.8	26.0	24.7
Profit reserves	674.9	501.1	499.3
Retained earnings	-	-	155.5

Total Stockholders' Equity	1,356.7	1,191.1	1,343.5

Minority Interests	32.2	30.9	34.2

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,388.9	1,222.0	1,377.7

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,352.3	2,127.9	2,310.1

Cash	554.1	637.9	575.5
Debt	632.2	583.5	684.2

Net cash (debt)	(78.1)	54.4	(108.7)

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2003	2002	2003	2003	2002

Net sales and services	1,070.0	907.5	1,063.3	4,000.3	2,994.5

Cost of sales and services	(866.6)	(678.3)	(843.2)	(3,196.4)	(2,247.1)

Gross profit	203.4	229.2	220.1	803.9	747.4

Operating expenses
Selling	(49.6)	(45.8)	(39.2)	(163.7)	(130.2)
General and administrative	(55.2)	(52.1)	(50.0)	(193.8)	(170.3)
Depreciation and amortization	(30.3)	(20.9)	(27.1)	(101.4)	(81.8)

Other operating income (expenses)	3.5	(2.0)	1.3	6.6	0.4

Income before equity and financial results	71.8	108.4	105.1	351.6	365.5

Financial results
Financial income	11.2	(24.4)	24.7	(32.0)	238.0
Financial expenses	(16.1)	22.3	(27.1)	9.8	(176.6)
Taxes on financial activities	(8.8)	(5.1)	(9.9)	(35.1)	(32.9)
Equity in earnings (losses) of affiliates
Affiliates	(0.1)	(1.2)	(0.1)	(0.5)	(1.7)
Benefit of tax holidays	13.6	14.9	14.8	52.4	43.5

Nonoperating income (expense)	0.6	0.5	1.4	1.0	(44.1)

Income before taxes and profit sharing	72.2	115.4	108.9	347.2	391.7

Provision for income and social contribution tax	(13.3)	(32.0)	(31.2)	(97.2)	(114.9)

Income before minority interest	58.9	83.4	77.7	250.0	276.8

Minority interest	0.1	(0.9)	(1.9)	(3.6)	(54.5)

Net Income	59.0	82.5	75.8	246.4	222.3

EBITDA	113.9	139.9	143.8	498.5	487.3
Depreciation and amortization	42.1	31.5	38.6	146.9	121.8
Investments	85.0	259.0	218.2	404.0	412.8

RATIOS

Earnings / 1000 shares	0.85	1.18	1.09	3.54	3.62

Net debt / Stockholders' equity	0.06	Na	0.08	-	-
Net debt / LTM EBITDA	0.17	Na	0.19	-	-
Net interest expense / EBITDA	0.12	0.05	0.09	0.11	Na

Operating margin	7%	12%	10%	9%	12%
EBITDA margin	11%	15%	14%	12%	16%

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - corporate law

	DEC

	2003	2002

Cash Flows from operating activities	303.7	448.6
Net income	246.4	222.3
Minority interest	3.6	54.5
Depreciation and amortization	146.9	121.8
Working capital	(26.7)	(125.7)
Financial expenses (A)	(54.5)	116.2
Other (B)	(12.0)	59.5

Cash Flows from investing activities	(408.5)	(408.1)
Additions to property, plant, equipment and deferred charges (C)	(206.9)	(215.5)
Acquisition of minority interests (including treasury shares)	(197.1)	(194.5)
Other	(4.5)	1.9

Cash Flows from financing activities	21.0	(58.5)
Short term debt, net	(36.6)	55.8
Issuances	264.7	97.3
Debt payments	(119.5)	(98.2)
Related companies	(1.7)	(2.3)
Dividends paid (D)	(80.1)	(60.7)
Other	(5.8)	(50.4)

Net increase (decrease) in cash and cash equivalents	(83.8)	(18.0)

Cash and cash equivalents at the beginning of the period	637.9	656.0

Cash and cash equivalents at the end of the period	554.1	637.9

Supplemental disclosure of cash flow information
Cash paid for interest (E)	51.3	46.6
Cash paid for taxes on income (E)	25.0	52.3
Supplier financing of acquisition of property, plant and equipment	-	2.8

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly of accrued and deferred taxes and, cost of permanent asset sold
(C)	Ajusted for long-term PPE aquisitions, included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2003	2002	2003

OPERATING ASSETS
Trade accounts receivable	173.9	145.2	169.7
Inventories	27.3	13.1	33.8
Other	46.9	64.4	60.5
Property, plant & equipment	488.3	365.4	476.7
Deferred charges	67.9	76.5	80.4

TOTAL OPERATING ASSETS	804.3	664.6	821.1

OPERATING LIABILITIES
Suppliers	38.0	45.5	29.3
Salaries and payroll charges	33.9	27.7	33.7
Taxes	1.8	1.7	1.6
Other accounts payable	4.1	2.3	3.1

TOTAL OPERATING LIABILITIES	77.8	77.2	67.7

     ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2003	2002	2003	2003	2002

Net sales	719.1	554.3	717.9	2,622.6	1,942.7

Cost of sales and services	(629.6)	(470.2)	(607.8)	(2,256.3)	(1,585.1)

Gross profit	89.5	84.1	110.1	366.3	357.6

Operating expenses
Selling	(28.0)	(27.5)	(21.8)	(86.7)	(76.6)
General and administrative	(20.1)	(18.6)	(18.9)	(72.3)	(64.5)
Depreciation and amortization	(28.8)	(19.6)	(25.0)	(95.1)	(76.7)

Other operating results	0.2	0.9	(0.5)	0.9	3.2

EBIT	12.8	19.3	43.9	113.1	143.0

EBITDA	41.7	38.9	68.9	208.2	219.8
Depreciation and amortization	28.8	19.6	25.0	95.1	76.8

RATIOS

Operating margin	2%	3%	6%	4%	7%
EBITDA margin	6%	7%	10%	8%	11%

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2003	2002	2003

OPERATING ASSETS
Trade accounts receivable	132.7	117.3	126.1
Inventories	108.3	91.6	99.3
Other	32.6	28.4	27.2
Property, plant & equipment	358.9	315.8	333.4
Deferred charges	4.3	5.8	3.7

TOTAL OPERATING ASSETS	636.8	558.9	589.7

OPERATING LIABILITIES
Suppliers	44.9	55.2	27.7
Salaries and payroll charges	32.7	30.6	27.8
Taxes	7.8	4.8	7.2
Other accounts payable	22.8	16.2	16.0

TOTAL OPERATING LIABILITIES	108.2	106.8	78.7

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2003	2002	2003	2003	2002

Net sales	313.9	323.9	308.5	1,237.8	956.1

Cost of goods sold
Variable	(185.4)	(172.2)	(186.7)	(748.9)	(517.0)
Fixed	(23.0)	(12.9)	(20.6)	(83.6)	(68.6)
Depreciation and amortization	(8.1)	(7.4)	(7.7)	(31.1)	(29.2)

Gross profit	97.4	131.4	93.5	374.2	341.3

Operating expenses
Selling	(21.5)	(18.3)	(17.4)	(76.9)	(53.6)
General and administrative	(25.0)	(27.9)	(23.2)	(89.1)	(85.2)
Depreciation and amortization	(1.7)	(0.9)	(1.6)	(5.2)	(3.6)

Other operating results	2.0	0.1	1.6	4.0	0.9

EBIT	51.2	84.4	52.9	207.0	199.8

EBITDA	60.8	92.7	62.2	243.2	232.6

Depreciation and amortization	9.8	8.3	9.3	36.3	32.8

RATIOS

Operating margin	16%	26%	17%	17%	21%
EBITDA margin	19%	29%	20%	20%	24%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2003	2002	2003

OPERATING ASSETS
Trade accounts receivable	17.0	17.4	19.4
Inventories	2.1	1.5	1.9
Other	4.1	1.8	2.7
Property, plant & equipment	110.7	84.5	93.9
Deferred charges	2.5	1.1	1.9

TOTAL OPERATING ASSETS	136.4	106.3	119.8

OPERATING LIABILITIES
Suppliers	8.6	5.6	6.1
Salaries and payroll charges	7.7	5.8	7.2
Taxes	3.1	3.4	3.3
Other accounts payable	1.8	0.2	-

TOTAL OPERATING LIABILITIES	21.2	15.0	16.6

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2003	2002	2003	2003	2002

Net sales	46.0	38.9	46.5	177.1	131.4

Cost of sales and services	(29.7)	(25.3)	(30.0)	(113.9)	(82.8)

Gross profit	16.3	13.6	16.5	63.2	48.6

Operating expenses
Selling	-	-	-	-	-
General and administrative	(11.2)	(10.0)	(9.8)	(38.5)	(30.7)
Depreciation and amortization	(0.3)	(0.2)	(0.2)	(0.9)	(0.8)

Other operating results	0.3	0.2	0.2	0.9	0.6

EBIT	5.1	3.6	6.7	24.7	17.7

EBITDA	9.1	7.0	10.8	40.0	29.3
Depreciation and amortization	4.0	3.4	4.1	15.3	11.6

RATIOS

Operating margin	11%	9%	14%	14%	13%
EBTIDA margin	20%	18%	23%	23%	22%

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

(US$ millions)	2003	2002	2003	2003	2002

Net sales
Ultrapar	368.9	247.3	362.3	1,299.4	1,025.1
Ultragaz	247.9	151.1	244.6	851.9	665.0
Oxiteno	108.2	88.3	105.1	402.1	327.3
Ultracargo	15.9	10.6	15.8	57.5	45.0

EBIT
Ultrapar	24.7	29.5	35.8	114.2	125.2
Ultragaz	4.5	5.3	15.0	36.7	49.0
Oxiteno	17.7	23.0	18.0	67.2	68.4
Ultracargo	1.8	1.0	2.3	8.0	6.1

Operating margin
Ultrapar	7%	12%	10%	9%	12%
Ultragaz	2%	4%	6%	4%	7%
Oxiteno	16%	26%	17%	17%	21%
Ultracargo	11%	9%	14%	14%	13%

EBITDA
Ultrapar	39.2	38.1	49.0	161.9	166.8
Ultragaz	14.4	10.6	23.5	67.6	75.2
Oxiteno	21.0	25.3	21.2	79.0	79.6
Ultracargo	3.2	1.9	3.7	13.0	10.0

EBITDA margin
Ultrapar	11%	15%	14%	12%	16%
Ultragaz	6%	7%	10%	8%	11%
Oxiteno	19%	29%	20%	20%	24%
Ultracargo	20%	18%	23%	23%	22%

Net income
Ultrapar	20.3	22.5	25.8	80.0	76.1

Net income/ 1000 shares (US$)	0.29	0.32	0.37	1.15	1.24

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Corporate law

Loans	Balance in December/2003

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated	Index Currency(*)	Interest Rate% Minimum	Maximum	Maturity and Amortization Schedule
Foreign Currency

Working capital loan	-	0.5	-	-	-	0.5	P$	1.4	1.4	28 days Semiannually to 2004
Syndicated loan	173.6	-	-	-	-	173.6	US$	4.3	4.3	Semiannually and Annually to
Financings for Inventories and Property Plant & Equipment	-	11.4	-	-	-	11.4	US$	7.2	8.0	2004 Monthly, Semiannually
Export prepayment, net of linked operations	-	205.1	-	-	-	205.1	US$	4.1	6.9	and Anually to 2008
National Bank for Economic and Social Development - BNDES	17.0	4.7	1.5	-	-	23.2	UMBNDES	9.0	11.0	Monthly to 2008
Advances on Foreign Exchange Contracts	-	24.9	-	-	-	24.9	US$	1.3	5.3	Maximum of 58 days

Subtotal	190.6	246.6	1.5	-	-	438.7
Local Currency
National Bank for Economic
and Social Development - BNDES	98.1	53.4	7.8	-	-	159.3	TJLP or IGP-M	1.5	6.5	Monthly and semiannually until
Agency for Financing Machinery and Equipment (FINAME)	3.9	1.9	23.1	-	-	28.9	TJLP	1.8	4.0	2008 Monthly to 2008
Onlendings	-	5.3	-	-	-	5.3	TJLP	-	-	Monthly to 2009
Subtotal	102.0	60.6	30.9	-	-	193.5
Total	292.6	307.2	32.4	-	-	632.2
Composition per Annum
Up to 1 Year	222.1	94.8	9.0	-	-	325.9
From 1 to 2 Years	34.5	117.7	8.6	-	-	160.8
From 2 to 3 Years	27.2	59.9	7.6	-	-	94.7
From 3 to 4 Years	8.6	20.3	5.7	-	-	34.6
From 4 to 5 Years	0.2	13.5	1.5	-	-	15.2
From 5 to 6 Years	-	1.0	-	-	-	1.0
Total	292.6	307.2	32.4	-	-	632.2

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies

	Balance in December/2003

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated
Cash and marketable securities	75.3	335.7	116.6	23.6	2.9	554.1

ITEM 2

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

A PUBLICLY HELD COMPANY

DIVIDENDS

The Board of Directors of Ultrapar Participações S.A., at its meeting held on February 11, 2004, decided to distribute dividends in complementation to compulsory dividends, payable from net income for the fiscal year ending December 31, 2003, in the amount of R$ 39,000,057.42 (thirty nine million and fifty seven reais and forty two centavos), to be paid from March 3, 2004 without remuneration or monetary restatement.

The holders of common and preferred shares will receive the dividend of R$ 0.545231 per thousand shares and R$ 0.599754 per thousand shares, respectively.

The record date for dividend rights will be February 23, 2004. The shares will be traded an ex-dividend basis on the São Paulo Stock Exchange as from February 24, 2004 and on the New York Stock Exchange as from February 19, 2004.

São Paulo, February 11, 2004.

     Fabio Schvartsman
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer